   Exhibit 99.3

Press Conference

“Infosys Press Conference”

April 20, 2020

CORPORATE PARTICIPANTS:

Salil Parekh

Chief Executive Officer & Managing Director

Pravin Rao

Chief Operating Officer and Whole-time Director

Nilanjan Roy

Chief Financial Officer

MEDIA

Agam Vakil

BloombergQuint

Chandra

ET Now

Mugdha Variyar

CNBC TV18

Megha Mandavia

The Economic Times

Nikita Periwal

Cogensis

Rukmini Rao

Business Today

Ayushman Baruah

Mint

Sharon Thambala

IANS

Shilpa Phadnis

Times of India

Swathi Moorthy

MoneyControl

Sankalp Phartiyal

Reuters

Sarita Rai

Bloomberg

Srinath Srinivasan

Financial Express

Mehak Chawla

Good evening everyone and thank you for joining us today for Infosys Q4 FY20 financial results. Thank you for your patience and we apologize for the delay. I am Mehak and on behalf of Infosys, I would like to welcome you all to this press conference. I want to start by saying that these are unusual times and we hope, you, your family and your dear ones are safe and well.

Before we begin the conference, I would like to share a few points for our attendees today. Please note that all journalists will be on mute by default throughout the press conference. You will be unmuted when your name is called out for asking a question. Should you drop out, please rejoin using the same invite link. With that let me invite Mr. Salil Parekh, CEO Infosys to give us some highlights of the quarter gone by. Salil over to you please.

Salil Parekh

Thank you Mehak. Good evening everyone who have joined to this virtual press event. As Mehak said first apologies from our side for the delay. I trust each of you and your loved ones are safe in this environment and in these times. There are several things that I want to share with you, so a slightly longer opening set of comments.

Among the four points that are critical for us; first we had an exceptional strong performance in the financial year that has just completed, and I will share some highlights. Second, we have done a transition into this new environment in a very efficient and accelerated way and I will give you some highlights of that. We see some near-term challenges in the business environment and we also see a strong level of confidence. As we go through this in the next few quarters, we will emerge stronger from this at the end of it.

The financial year that just ended was truly exceptional for us. We grew at 9.8% constant currency, we were 21.3% of operating margins, we grew our digital revenue by 38% in constant currency and now in Q4 it has become 42% of our overall business. We did all of this with $9 bn+ of large deals for the full year. Our earnings per share grew at 8.3% in dollar terms. We had the highest cash collection in Q4 and indeed for the full fiscal year that has just ended.

In Q4 as well we grew by 6.4% constant currency YoY and delivered 21.1% operating margins with $1.6 bn in large deals, some of which were in the last two weeks of March. We closed the year with a very strong cash position of $3.6 bn with no debt on our balance sheet. As the last two to three weeks of March saw the impact of COVID, we had activated our business continuity plans with an intense focus on employee safety and client service delivery. We today have 93% of our employees working remotely. We believe this transition was handled exceptionally well and several of our clients have shared this feedback with us.

I am proud of our team that has worked literally around the clock to make all of this happen and ensure that our client’s service delivery was going on while we maintain absolute employee safety. We anticipate in the near term there will be challenges in the business environment across a wide set of industries. However, we see an increased interest from our clients in the area of cloud, virtualization, cost reduction programs and workforce transformation. Our discussions with clients already indicate to us that they want to consolidate their work with a strong player like us who has exceptional delivery, 93% remote working and a strong financial balance sheet.

Let me now talk a little bit about our efforts to help broadly the communities that we live in and work in. Via our foundation, we have already dedicated Rs. 100 crores towards relief efforts including half to the Prime Minister’s CARES Fund in India to help enhance hospital capacity, provide treatment, ventilators, testing kits, PPE for frontline health workers and everyone within the hospital environment. In US, we have opened Pathfinders online, an online learning platform for teachers, school children and their families, so they can access high quality computer education from home for free.

Coming back to the business, given the uncertain environment with the global pandemic and the client businesses marred by volatility we do not feel it will be appropriate for us to provide an annual guidance at this stage. As a result, we are currently suspending providing guidance for revenue growth and operating margins for FY21. Given our strong performance in the just concluded financial year and our strong cash position, we are pleased to announce a final dividend for the financial year at Rs.9.50 per share bringing the total dividend for the financial year to Rs.17.50 per share. I am extremely grateful to all our employees for their diligence through this stressful period and proud of the work that they have delivered for our clients.

While we are unsure about what lies immediately ahead, we have enormous strengths that will help us navigate this period and emerge stronger from it. With a sustained focus on client relevance, we are realigned to what our clients are looking for this in this new phase. Our ability to work with clients across the entire spectrum of their needs including accelerating their digital journey and extreme automation for cost efficiencies. A highly skilled employee base of 240,000+ employee worldwide passionately working to make our clients successful, unparalleled delivery capabilities, and our $3.6 bn in cash on our debt free balance sheet which gives us ample liquidity.

With that I close my opening comments. Back to you Mehak, and we are open for questions, Pravin, Nilanjan and I are happy to take those.

Mehak Chawla

Thank you Salil. We will be opening the floor for Q&A. We also have Mr. Pravin Rao, COO, Infosys and Mr. Nilanjan Roy, CFO Infosys joining Salil for the Q&A session.

Our first question today is from Agam from Bloomberg Quint.

Agam Vakil

My questions to you all are, Salil to you is how have things changed already when it comes to the last couple of weeks from March and April, when it comes to demand for services and products? What is the client sentiment like in terms of tech spends and is this towards keeping businesses running or has the pandemic accelerated adoption of Digital Services?

Pravin, my question to you is can you shed some light on the supply side of things? How has March and April been in terms of Infosys’ ability to service clients? How is the workforce in tech being adapted to new environment and what are the challenges that still remain?

Nilanjan my question for you is are you seeing or expecting pressure on pricing, request for higher discounts or extension in payment periods, how does that impact financials in the near term or perhaps some pressure on margin if you could elaborate on that?

Salil Parekh

First part of the question that you talked about in terms of demand, many of us including me have been on several discussions with clients, CEOs and CIOs. Some of those discussions are focused on how we can help them in this situation for increased virtualization, part of the Digital journey to Cloud. We have discussions ongoing with manufacturing client which look at how do you make all of this faster given everyone’s working remotely and there are also discussions on how will you consolidate some of the smaller players that are in the mix so that they can have someone that they can really depend upon and trust in this really complex delivery environment of remote working, high security so that there are no security lapses. So those are sorts of conversations that we have been having. I am also encouraged that means in the medium term, of course we do see that, in the short term, there will be some slowdown in the way business evolves.

Pravin Rao

In terms of enablement, globally we have 93% of our employees today working out of home. The percentage is higher on IT side and slightly lower on the BPM side. We have been able to achieve all this in a span of three weeks’ time and it is very remarkable. The feedback that we have received from our clients on the speed and agility in which we have demonstrated resilience have been encouraging. Our people are now getting used to the new normal. It took a few days for them to adjust to this. We had to do multiple things to enable us. We had to upgrade our networks to handle this high-level percentage of people working from home. We had to provide dongles and other equipment to some of our employees who had problems with the last mile connectivity; we supplied UPSs as well where people have problems with power and so on. We also had to enhance our security controls as well so that we do it in a very secure manner. So far, the feedback from the employees has been positive. We have not seen any loss in productivity since people have got used to it. So I think people are getting adjusted and in some sense our belief is once things come back, I do not know whether it will come back to the same normal, it may be a new normal and there will always be some element of work from home.

Nilanjan Roy

Regarding your question on time credits, yes, we have seen some request for extension of periods but nothing overtly concerning. In fact, during the month of March we had a record collection as well, so we have a lot of our quality clients continuing to pay us on time and as we look ahead of course we have to watch the space carefully. From a near term perspective as Salil mentioned, there could be margin pressure coming in from the topline and on the cost side but we have already started taking some no regret moves towards this space. For instance, we have stopped hiring temporarily, we have also frozen any salary hikes, we have temporarily suspended all promotions so these we believe are no regret moves. We have tremendous other cost levers which we will see in due course. Our strategic cost levers such as automation, pyramid, and on-site offshore continue unabated, which have helped us in the long run and continue to support our margin structure as well.

Mehak Chawla

Our next question is from Chandra from ET Now.

Chandra

Thank you so much for taking my questions. Salil, the first one to you, all the IT CEOs we spoke to in the last week said that they are already seeing cuts on discretionary budgets. Now considering Infosys derives I think 30% of its revenues from Consulting and Package implementation, are you at a higher risk, one US analyst we spoke to a while back said, 30% of Infosys’ business could disappear. Now while that sounds very alarming can you give us some sense of what you are seeing here and do you expect a recovery say two, three quarters from now, maybe by Q3 of the current fiscal?

Nilanjan a question to you, in the opening remarks Salil said that cost control will be done with rigor. Can you elaborate on what you have done with respect to freezing salaries, freezing hiring, what happens to freshers, will you honor all the offers, will there be retrenchments?

Pravin a question for you, can you tell us specifically the sectors and the industries and geographies where you are seeing maximum pressure now or perhaps where the epicenter of the COVID is currently happening. If you can take us through the specific stress points? Thank you everyone.

Salil Parekh

Let me start off and on the offers on people side, Pravin may share some views and then Nilanjan given the questions that you asked. In terms of discretionary, I do not have a sense of how we are relative to others the point that you asked, what I can say is clearly there is a concern from all the industries across the world in every geography, however, we first see an impact in a few of the industries. Pravin will share a couple of those with you. We see some of those discretionary work areas coming under pressure. We definitely see that showing up in Q1. However, it is not that everything has stopped, some examples I shared a little bit earlier at the opening about virtualization or some of those cloud related workforce transformation type of discretionary projects we do see that. We had some large deal signings in the last two weeks in March. We have already had some signings in these first few days of April, which we will talk about obviously at the end of the quarter. So in that sense there is definitely some slowing, but there are also some areas where we see some move. In terms of the timing, we do not have a sense today whether this is a couple of quarters or more, we will see how that goes. We are absolutely clear that what we have is enormous strength in how to leverage this as we go through this and that with our strong balance sheet and clients looking to really consolidate with players like us who are amazingly strong on delivery 93% remote working with high security, we feel that we will be even more successful as we come out of this.

Pravin Rao

In terms of hiring we will honor all the commitments we have made both at the campus side as well as laterals. Now coming back to the segments, in the near term all these segments will be impacted one way or the other, some segments are more impacted than the other. For instance retail, travel and hospitality energy, oil, those are probably much more impacted, but even in some other sectors also in the short term you will see some impacts for instance in the financial services we will see an impact of lower interest rates, in the banking sector they will have to deal with deferred loan payments, in the insurance sector they will have to probably deal with new clients, they will also have to live with lower premiums. In cards and the payment space, they will struggle because there is less activity in retail, in leisure and other activities. Similarly when you look at manufacturing, manufacturing in the last few quarters have anyway had some impact because of the trade wars and other things and now their impact is huge, they are having challenges both on the demand side as well as on the supply side and with all the factories closed, supply chain broken they are struggling. The same impact with all the factories closed the industrial manufacturers are also having a similar impact. Similarly, in the Aerospace industry with reduced travel, some of their clients are deferring some of the purchases of claims. So, manufacturers across all sectors are impacted in a big way. Communication: if you look at communication, they are doing reasonably well I think telecom will grow well, but media and entertainment will have challenges because of reduced outdoor activities and reduced ad spend. Similarly, if you look at 5G rollout, you will feel that there may be some delay in the rollout and also some of the use cases of 5G applications in B2B also may get delayed because corporates will now start relooking at capital allocation. So, net-net I can go on sector and sector, but I think in the short term we will see some impact and this is true geographically as well. I do not think any geography is spared of this pandemic.

Mehak Chawla

Our next question is from Mugdha Variyar from CNBC TV18.

Mugdha Variyar

Hi Salil, Pravin and Nilanjan good to see you all.

Salil this question has already been asked, you said that you are not sure if you can expect to see recovery in the next few quarters, but as mentioned management at other companies are expecting the peak of the impact in Q1 and it likely to also play out in Q2 and recovery only by Q3. So is that the timeline you are seeing or are you not really confident to call it out yet saying you are going to see recovery in Q3. And on a different note last month while Infosys said that you do not expect any further action on the whistleblower case from the SEC, we understand that SEBI is still investigating the issue so is that the investigation is still going on and what timeline are you working with. On deals you said that you have signed a few large deals in the last few weeks of March, you also have a few this month, so are you confident of deal wins, are you expecting any slowdown in deal wins going forward?

Nilanjan my question to you is if you can highlight what the impact of the COVID-19 crisis and the lockdown was on revenues in Q4 in terms of BPS and what are you estimating for Q1 of FY2021.

Pravin some employee related questions to you. Of course you did talk about honoring offers, etc., but will there be any furloughs and layoffs, etc., in the offing and you said that about 93% of your staff is now working from home and given that the lockdown will continue till May 3, 2020 and states which were ready to open to IT companies for 50% capacity are also not really going to do that, so are you factoring that in till May 3, 2020. Lastly, in your release today you have said that several employees of Infosys have been tested positive and that your contact tracing among employees, etc., can you give us any numbers or any more details on that?

Salil Parekh

I think the first point you probably talked about was the timing. As I had shared earlier, our sense is in the near-term we see an impact on our business. We do not have today a clear view of when the recovery comes back. There are many different perspectives that people have. We have obviously been interacting with our clients and looking also in the main geographies that we operate in. It is also a function of how from a medical perspective the situation will evolve. In terms of the demand, we shared again a little bit before, we see some near term impact, but we feel extremely well positioned as we come out of this for a lot more on the consolidation and a lot more of this Cloud virtualization digital play plus all the automation activities, which relate to cost efficiencies. I think those are the ones you would ask me.

Pravin Rao

You asked several questions let me think one is on the employee side. As we said, we will honor all the commitments that we have made both for freshers as well as laterals. We are not really looking at any COVID related layoffs at this stage. However, some of the involuntary actions we have been taking in the recent past will continue, these are all performance-based exits. For now we have suspended any promotions or increments for the year as the situation evolves and obviously we are not looking at furloughs, but we are also looking at many other initiatives to bring cost under control. Nilanjan had already elaborated on those. From getting back to work perspective, obviously the lockdown has been extended. In some places there is a gradual relaxation plan. We operate from multiple locations. Our plan is to come back in a gradual manner. We are not in a hurry to come back to work aggressively. In phase one we expect maybe less than 5% to come back to work in offices. This will probably last three to four weeks. In the next four to six weeks or eight weeks we will probably pickup from by 5% to 10% or may be 15% to 20% or so. So we want to do it in a very gradual manner and even for people coming to work in offices, we will have very high standards of safety, we will practice social distancing, we will do temperature check, we will have high standards of hygiene and sanitation. Social distance is not only in workplace but also during commute and common areas and we will also explore whether we can set up some testing facilities in the office as well, subject to availability of test kits. So, we have already started thinking about getting people back to work but we will do it in a slow and calibrated manner, keeping the safety of employees at the highest priority.

Mehak Chawla

Salil, Mugdha has requested me to ask you about the SEBI question again.

Salil Parekh

I think first on the SEC, I am extremely happy with the outcome. From the company perspective and a personal perspective, it was a very clear sort of statement that we made I think a few weeks ago. On the SEBI, we have provided all the information that SEBI has requested and that is the comment from that perspective. There is nothing else that we need to provide at this stage to SEBI.

Mehak Chawla

Thank you so much Salil and thank you Pravin. Our next question is from Megha from The Economic Times.

Megha Mandavia

So, the first question I wanted to ask was, is this the first time Infosys has suspended guidance and can we expect to get some guidance in the second half of the year? I also wanted to understand how does Infosys plan to use the cash in place as mentioned in the press release, do you expect the global recession throwing some opportunities, change in the guidance, and which segments have been affected most?

And Pravin you said that you will be honoring the offers, is there a timeline on that, can you expect some months or quarters of delay? and sorry my last question is do you see vendor consolidation and how do you see benefiting from that?

Salil Parekh

I remember a few of those, the vendor consolidation we absolutely see that. Already in the discussions I have had with a couple of clients, CEOs, one of the CIOs we have started to hear this. To me it is going to be an incredible opportunity for us because we have the strength both from delivery and a financial perspective, so in the medium term we think this is an extreme positive for Infosys.

You asked about whether we see any change with the guidance. I think that was the question. I think the view we have today; we have suspended guidance because we do not have a clear view for the full year. So I do not have a view that we will do it in X quarter or Y quarter, but obviously as and when we start to see that, we will obviously then change that to bring it back. Currently, we are only suspending guidance.

Pravin Rao

In terms of on-boarding timelines, for campuses we have always on boarded in a case manner so that is the practice we will still continue. For laterals we will on board as and when we find there is an opportunity, we have already on boarded quite a few remotely during this lockdown period as well, that is something we will continuously plan and see how best we can expedite on boarding of laterals.

Mehak Chawla

Thank you Salil, thank Pravin and thank you Megha. The next question is from Nikita from Cogensis.

Nikita Periwal

Salil if you could just throw some more light on the project deferrals that you have mentioned and the kind of impact that it will have on margins and will there be any change in the hedging policy considering the sharp depreciation that the rupee has recently seen ?

Salil Parekh

On the hedging, Nilanjan will answer that in a few seconds. On the deferrals, we see that as I shared a little bit earlier, but we have not at this stage provided at least externally a view of what the quantum of that is. We are working our way through it and making sure that all of the work we are doing for our clients fits in with their current needs and we remain fully relevant to them. We will obviously have some impact on margin, but we are not externally quantifying that at this stage.

Nilanjan Roy

As regards the hedging policy, I think we have a very robust treasury policy, which defines limits under which we hedge so we will continue to monitor the situation and take appropriate action. It will be premature to tell you whether we will change the policy or not or the amount of the hedges we take.

Mehak Chawla

Thank you Salil, thank you Nilfanjan and thank you Nikita. Our next question is from Business Today Rukmini Rao.

Rukmini Rao

One, I want to understand in terms of the playbook, how different is it going to be in terms of how the companies are dealing with this crisis compared to the global financial crisis and also in terms of the newer opportunities that are arising out of this pandemic, where exactly are the best right now?

Salil Parekh

In terms of the playbook, my sense is what we have really focused on is there will be some sort of a recessionary environment, it’s unclear for the duration, so that is the playbook that we will deploy. We will be extremely careful with the way we look at our cost, we will be extremely rigorous on our operational stability and especially given the specific objective of the safety and health of our employees. We will be extremely careful on how we do remote work with security and in terms of really what our clients are looking for, is what I was sharing earlier there is a lot of thinking around cloud, virtualization, workforce transformation. These are things that help companies to become more digital in this remote working manner and there is also focus on automation, on cost efficiencies, on consolidation, on looking at whether companies want to keep the captives or want to have someone else to look at it, so those will be the sorts of opportunities we think will be more in the market. Again, given a strong delivery and financial position, the near term is going to be quite difficult. In the medium term we will be more successful and come out of it stronger.

Rukmini Rao

Sir I just wanted some understanding on in which business segment is this automation and the traction that Salil is talking about coming from, a little bit of clarity on that?

Salil Parekh

Rukmini that is coming across all industries because you can imagine we have had such a successful approach to automation over the past several years within Infosys with our clients and we feel that will be even more relevant in this new environment for the new playbook.

Mehak Chawla

Thank you Salil, thank you Rukmini. Our next question is from Ayushman from Mint.

Ayushman

My question is for Salil essentially. Do you see any opportunities amid the crisis in verticals such as healthcare, life sciences, consumer goods, which relatively could be growing and what is your strategy to sail through the crisis in terms of customer retention?

Salil Parekh

The segments you mentioned, there are within those segments several companies where we see opportunities, we have some presence in those segments and within those areas we are absolutely looking to make sure we expand. We see for example some work in pharmaceuticals, we see some work in what I call consumer staple companies, we also see some work as Pravin shared earlier on Telco, even some on Hitech, so we do see there are some of those segments which have some positive interest even in this environment.

In terms of sailing through, our focus is really being extremely close to our clients as their needs are changing in this environment, making sure we have complete client relevance and then driving through this operational focus to make sure with the safety of our employees that we are driving on our remote work as efficiently as we can. This is a time where we are spending even more time with our clients, with me doing more sessions, all our senior leaders doing lots of discussions on a daily, weekly basis with our clients to make sure we understand what it is that they are driving through, the challenges that they are facing and be a partner through these times with them.

Mehak Chawla

Thank you Salil and thank you Ayushman. Our next question is from Ayan from ET Prime. Ayan, I will ask the question on your behalf. So Ayan’s question is, Salil have you made any changes to your delivery model as a result of the shift, if yes would you elaborate and are any of those changes likely to be long term?

Salil Parekh

I will start off and Pravin may add a little bit to it after that. In terms of delivery model as all of us have shared we have exceedingly fast moved to the remote working model. As Pravin was sharing a bit earlier, we are now looking at how some of these aspects can be part of our medium and long term, both keeping in mind safety but also the efficiency of this model. The thing that we will be more watchful about is security. We want to be absolutely clear that whatever we do also takes into account cyber security and we do not fall into any lapse there.

Pravin Rao

I think from a delivery model perspective there are not too many changes other than getting adjusted to the remote ways of working, so there will be lot more investment and usage of collaborative tools. There will be frequent interactions between managers and people. There will be lot more adoption of agile practices and so on. Many of those things are probably practices which we have always done in a regular environment, now we have to start using tools much better and do things in a more mature manner and from an individual perspective you need to be disciplined because you are working from home, you need to clearly carve out what is working time and what is personal time and those kind of adjustments. Again as I said earlier after a few days we have seen people get adjusted to this, a new normal in a seamless way. So we will continue to invest in tools which will make things easier for people, but I do not see any far reaching change from an overall delivery model perspective.

Mehak Chawla

Thank you Salil and Pravin. Our next question is from Sharon from IANS.

Sharon

I want to know how much is Infosys benefiting from a weakening rupee on export realization and are you reading the volatility in the forex market and its impact on your billing and realizations?

Nilanjan Roy

For the quarter just gone by, we gained about 2% on the rupee depreciation and that flew into margins, so we got a 50 basis points margin benefit. Of course, the rupee after the quarter has also continued to depreciate; we will see how the impact flows out for the quarter as well. As you know most of our billing is in foreign currency, 97% of our billings is in foreign currency between Euro, Pound, Australian Dollar and the US Dollar and we will see those realizations, but all are reporting is in dollar. We hold ourselves to a dollar reporting regime, so from that perspective we continue to monitor the dollar movement.

Mehak Chawla

Thank you Nilanjan and thank you Sharon. The next few questions that we have are from Mini I am going to read them out. The IT Industry in general seems not in a hurry to return to offices and campuses, what percentage of Infoscions are working from home right now and are you and your clients happy with the current business continuity and employee productivity? The second question is has there been any security compromise, threat issues reported around work from home and the last question is do you think work from home can be continued as a regular HR practice even after the pandemic, if so what portion of the workforce can ideally work remotely?

Salil Parekh

The statistics we have shared, 93% of our employees are remotely working today and it is a model that we move to with extreme speed but also with extreme care keeping the employees’ safety and security in line. Pravin if you want to add other points from the question please

Pravin Rao

As I said we have proven technically that work from home is possible from that perspective, what percentage we will eventually settle really is academic. My own sense is from a business continuity perspective over a period of time we will always have some percentage of people working from home, so that in the event of dealing with such situations in the future you will be able to seamlessly switch between work from office and work from home. From a security perspective, we have to invest more in security controls when you are working from home. So that is an area where all of us in the industry must invest a lot, but apart from that I do not think there is any negativity. It has been a few weeks since we have seen work from home and from a productivity perspective, we are not currently seeing anything positive or negative, productivity has been usual. In the initial phase people had to work longer, but then many of us saved on commute times because in many cities people spend a lot of time in commuting. Now they do not have to spend that time. Again the question of getting used to, getting into the rhythm. Once you get into the rhythm and become comfortable in using tools and technologies, I do not expect any impact on productivity. The only thing is we have to watch out on the security aspect of it, there will be a lot more phishing attacks and other things. People have to be disciplined in terms of dealing with that.

Mehak Chawla

Thank you Pravin and thank you Salil. Our next question is from Shilpa from Times of India.

Shilpa Phadnis

Can you help us understand what are some of the levers that you have to optimize your cost structure to align to the new reality and your headcount has dropped by 1000 odd can you explain what are these employee related actions and third, cognizant malware attack has really got the industry together to address some of the security challenges, has some of the work in areas especially related to BFSI moved to Infosys?

Salil Parekh

There are different questions so maybe Pravin will answer some of the ones, which are related to security and what we are driving from there. Nilanjan will answer some of the points on our cost approach at the high level, please go ahead Nilanjan.

Nilanjan Roy

In the near term, you will have a supply and demand mismatch because you already have geared up for the volumes for the first quarter and that is pretty much across the industry. There is a sudden stop in the world economy, or the short term will have an impact as you will see, an impact on the topline. Like Pravin has said, we have already enabled 93% and over the period that part will go up as well but having said that, we will see some of the demand side drops coming in which will impact the near term. Now from a margin perspective people being our biggest cost, we have to see our utilization going up because that will see a drop in the near term. So the moves I have already mentioned what we call no regret, which was moving out the offer dates for new joinees, freezing promotions, and salary hikes. We will see other levers which we have for discretionary cut in expenditure, travel by nature has come down. It is a big part of our cost. We will also look at other discretionary expenditure as the situation evolves. For instance on capex, last year we spent close to $465 mn, that will also come down. So we will make all these moves and some of them have already been in place and as the situation evolves in Q1, we will see what more we will have to do in the future.

Pravin Rao

In terms of headcount, I do not think we should read too much into it, it is not a secular trend, because of the COVID situation, we have lower utilization and we also deferred some onboarding that resulted in a lower headcount in Q4 as compared to Q3. So, I don’t think you should read too much into that. In terms of security, yes we are aware of the incident, ransomware attack. We have put our own networks and we have found out that our networks are secure. We have invested in advanced threat protection software which are deployed at all end points as well as in the network. We have also continuously engaged with advanced threat protection agents as well as threat detection advisories. We have monitored our networks closely. We have not really found any evidence of any breach in our networks. Having said that, this is an area where all of us need to continue to watch out for, we have to continue to be prepared, invest in technologies and ensure that we are able to detect and defer any breaches to our network and that is an ongoing effort.

Swathi

This is Swathi from Moneycontrol. A couple of questions, one is regarding hiring, how many offers have we made in FY2021 and in last year, and since you mentioned you would be honoring all the offers, could you give a quantitative number on how many offers were made and can you also give us a split of voluntary and involuntary attrition, your attrition I see has gone up compared to last quarter when it was 19.6%, it has now gone up to 20.7%, it will be great if you can give some sense on that. One last question about the fresher on-boarding, with the Mysore DC closed, so how will the on-boarding take place, will it be virtual like it is now. I understand Infosys has a custom of offering internship in the final year in the colleges, so if you can give some sense on that, that would be also great.

And Nilanjan, you mentioned about the travel cost, which is a large part of your cost that has come down, is that something that will be more permanent, bringing down the travel cost now that you have technology to bridge the gap, would that be more permanent in bringing down the travel cost overall? That is all from my side.

Pravin Rao

I will probably start from the employee side. In terms of on-boarding, it is only a small percentage of people we are yet to onboard from the campuses that we have done last year and a few laterals, so it is not a significant number. For the coming year FY2021, we are planning to make about 35,000 plus offers and as I said earlier, we typically onboard these people over a period of time and that practice will still continue. Now at the time of COVID and around the lockdown period, we had about 10,000 people undergoing training in our Mysore campus, out of which 3000 were interns, these are the people who are sitting in the final year. For those interns, we made sure that they were able to complete their assessment before we released them back to their homes and colleges so that they did not have any issues in completing their degree from this perspective. The remaining 5,500 to 6,000 trainees we sent them back home, and now they are continuing the training remotely. As you are aware, we have invested in our Lex platform, which provides us the ability for anyone to learn, anytime, anywhere 24*7. So that platform is now extremely useful and using that platform people can access learning content, they can interact with instructors, there are regular assignments, there are assessments, certifications and so on. So, we have enabled remote continuation of education and that will continue so we should be able to complete the remaining part of training for these 5,500 plus people.

Sankalp

Salil, I have two very quick questions, they are just related, one is when you came in, in 2018, you laid out a three year roadmap and this was supposed to be the year when you started gaining momentum, so my question is that this pandemic, how behind is this going to push Infosys in terms of gaining momentum and when I talk about momentum, it also means that you said short term is going to be difficult, so are you going to offer any discounts to clients or flexible pricing this year to maintain that, that is my first question? The second one is in terms of BFSI- US banks, are we cutting spends or freezing budgets, this is specific to BFSI and probably you can take that also Salil?

Salil Parekh

We had a three year plan and fortunately we saw good acceleration already last year. If you see the numbers, the fiscal 18, we were around 5.8% growth, then 9.0% and 9.8%, that is a real significant acceleration, digital growth over 38% for the year and now 42% of the business in Q4. So, in my way of looking at things, we have achieved many of the objectives being set out to achieve a very good strong cohesive stable, and all of the business benefits that we have. In fact, that is what is going to help us in this next phase. While I have no view today of how long this phase will be, we are clear that we have all the tools within Infosys to make sure that we become even more successful as we come out of it because we already have a very nice growing business, very strong digital footprint, good leadership team working well together and now an extreme efficient way that we worked in this transition to get us to 93% remote working. We believe that as things start to come back, we are in the best position as we consolidate to the strong player, again with a strong financial balance sheet. So, my own sense is yes, the near term will have its challenges and those challenges are something which all of us see every day when the global economy is almost at a standstill and as that starts to ease whatever time frame that takes, we start to see more strength for Infosys.

Pravin Rao

On the BFSI side, as I have said earlier, every sector in the near term will have some impact or the other. However, it is too early to say specifically or quantify the kind of impact. For instance, in the BFSI space, if we look at the insurance companies, obviously they will be looking at lower premium collections and there will be also steering at higher clients, so they will be impacted in some sense. If you look at the banking sector itself, they will be impacted with lower interest rate and probably some loan defaults or a delayed repayment of loan or if you look at cards and payments industry, they will be impacted because people are spending less time on travel, leisure, and entertainment. Similarly, the mortgage industry will also get impacted, we are already seeing a lower percentage of new mortgages and refinancing of existing mortgages. So net, net in short term they will be impacted but it is difficult to say how it will translate into in terms of IT spend at this stage.

Mehak Chawla

Pravin, Sankalp had an additional question on flexible pricing, if you could address that.

Pravin Rao

We have to deal with everything on a case by case basis, there are many levers. At the end of the day, the client has an objective, and in these times, we will have to help the client in meeting objectives. Pricing is just only one lever, but there are lots of levers. There are tons of ideas in terms of taking cost out and providing benefits to the clients. So, I think we should be able to help our clients meet their objective without compromising on our side.

Sarita

I have two very short questions. My first question is to Salil, you earlier talked about clients looking to move contracts and consolidating with bigger players, especially because security, but we have seen bigger players also been hit by security concerns, so are there any specific things that you are doing Salil to make sure that your security is top notch? My second question to Pravin, you said the new normal is a certain level of employees continuing to work from home. Pravin I wanted to ask you, there is going to be a lot of staffing challenges with the international borders being closed, suspension of H1B visas, travel restrictions, how do you see all of this play into your operations including work from home because the work from home situation as you explained seems quite a sort of a hack situation with employees carrying dongles and UPSs home, so how is all that effecting your operations?

Salil Parekh

I think my sense is that clients are really looking to work with partners that they can trust. My sense already with some discussions is they will consolidate some of the smaller vendors out and go with players who they can trust with delivery, not only security which Pravin will address as well as to how we are looking at it, but also financial stability, a very strong cohesive management team and really someone who to buy from for everything. So, these are sort of the conversations that I am already starting to see and that where I feel some of that consolidation will start to happen and there I feel that Infosys will be a beneficiary. As I said Pravin will share a little bit on the security but just one point that you mentioned in your second question before Pravin answers that as well, what will happen in this new model? One of the things that we have done over the past several years is starting to build out these new digital centers in the US and Europe and in Asia-Pacific. I think those centers are also going to play a very positive role in how this is starting to come together. Even as we do remote working, some of the work will naturally be done at these digital centers in addition to the work that of course we do from our centers in India. So that investment that we made at least in the way we are seeing it, we will be able to better leverage it in this sort of an environment.

Pravin Rao

In terms of security, first thing I want to clarify is whatever had happened with the Ransomware threat it has nothing to do with work from home. If I look at the vulnerability it could have happened anywhere irrespective of work from home, because it exploited the lacuna in one of the versions of a particular product, so it has nothing to do with work from home. Having said that, we have to invest a lot more in security controls, we have to ensure that we invest in advanced threat protection software, all our end points are protected, networks are protected, email gateways are protected. We have to also invest in threat detection capabilities. These are both tools and technologies, as well as there is a lot of intelligence which we can gather by investing in this threat detection. We will have to continuously monitor it because every time you come up with new tools to secure your network, there will always be players trying to beat that as well. So, it is not a one-step thing, this is a thin area where we have to continue to invest and continue to monitor. Again as I said earlier, this has nothing to do with work from home, probably work from home may have a higher impact less from a security perspective, but more from phishing attacks or even more from data leakage other than security thing. Security breaches can happen even when you are working in office, if there are some vulnerabilities.

On the new normal of working, there are many possibilities. If the remote way of working is established, that means in some sense it delves with border between onsite and offshore. If we can work remote, we can work from India, we can work from anywhere else, so to that extent I think it can even promote truly a borderless way of developing software and so on. We could also see work turning to wherever talent is available because at the end of the day people are working in a remote fashion. Second one is when clients get used to it, and if you are able to do that, we are able to work from home without compromising on the integrity, productivity or security, then obviously the earlier version of ODCs and other things will start going away and we may slowly start seeing more of virtual ODCs kind of concepts.

So there are many possibilities that are possible in this new way of working, but again, as I said, earlier technically it is possible but there are lot of adjustments you need to make, but you are absolutely right I mean we have to invest in the infrastructure in the last mile as well. Without that investment it cannot be productive, but this is the new normal I am sure everyone will invest and the last mile will become better, people will invest in better UPSs at home and things like that, so it is only a question of getting used to the new normal.

Mehak Chawla

Thank you Pravin. Our next question is from Srinath from Financial Express and I am going to read it out. Nilanjan this is for you. Nilanjan, in the beginning mentioned about payment extensions by a few clients, who are they, how big are they, which sectors and geographies are they from and how will it impact the Q1 FY2021 quarter numbers?

Nilanjan Roy

Like I mentioned, in the initial conversations some of them are from retail sectors, so these are just in initial discussion phases, and in Q1 itself in the month of March, we had record collections as well, so we will take this case by case. It may be a temporary increase, but like I said, it is nothing overtly we need to be concerned about. We have in fact bought down our DSOs in the last quarter by four days by the end of March when COVID was at its peak in the month of March, so we would watch the situation carefully and handle it case by case. We have a very strong balance sheet like I said, $3.6 bn cash and equivalents, so not too concerned.

Mehak Chawla

Thank you Nilanjan. For the last question I am going to accommodate one of Swathi’s questions Pravin. Swathi has a question about involuntary attritions split up. What percentage is voluntary and involuntary in FY20?

Pravin Rao

I have data for Q4, I do not have data for FY20, in Q4 on a standalone basis our overall attrition was 18.2%, it normally increased as compared to Q3 but voluntary was much lower, it was about 50-basis points lower than Q3.

Mehak Chawla

Thank you so much everybody. With that we are going to conclude this press conference. As we sign off, I wanted to inform everybody that the archive webcast of this conference will be available on Infosys website from 8 o’clock today. Thank you once again for joining us. Thank you Salil, Pravin and Nilanjan for your time. Thanks everybody and stay safe. Take care. This is us signing off.